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MATERIAL CHANGE REPORT

1.	Name and Address of Company
TransGlobe Energy Corporation ("TransGlobe" or the "Company")

Suite 2500, 605 - 5th Avenue, S.W.

Calgary, AB, T2P 3H5

Tel: (403) 264-9888 Fax: (403) 770-8855

2.	Date of Material Change
November 19, 2018

3.	News Release
A news release dated November 19, 2018, disclosing in detail the material summarised in this material change report was disseminated through the facilities of Marketwire (Canada and U.S. disclosure package) and through the facilities of the Regulatory News Service (United Kingdom disclosure package) on November 19, 2018 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change
On November 19, 2018, TransGlobe announced the test results for the South Ghazalat 6X ("SGZ 6X") oil discovery. The Company drilled the SGZ 6X exploration well to a total depth of 5,195 feet and cased the well as a potential Bahariya light oil discovery. Subsequently, the Company tested three intervals in the Bahariya formation and tested a combined 3,840 Bopd of light oil from the Upper and Lower Bahariya.

5.	Full Description of Material Change
As announced on November 8th, 2018, the Company drilled the SGZ 6X exploration well to a total depth of 5,195 feet and cased the well as a potential Bahariya light oil discovery. Subsequently, the Company tested three intervals in the Bahariya formation and tested a combined 3,840 Bopd of light oil from the Upper and Lower Bahariya.
The Lower Bahariya formation flowed naturally at an average rate of 2,437 Bopd of light (38 API) oil, 21 barrels per day of water and 1.4 million cubic feet of natural gas per day on a 40/64 inch choke from a 42 foot perforated interval. A total of 918 barrels of oil and 7 barrels of water were produced during the 10 hour test. The middle Bahariya produced a small amount of formation water using nitrogen to lift fluid to surface from an 8 foot perforated interval.
The Upper Bahariya formation flowed at an average rate of 1,403 Bopd of light (35 API) oil, 210 barrels per day of water and 1.0 million cubic feet of natural gas per day on a 64/64 inch choke from a 23 foot perforated interval. A total of 456 barrels of oil and 65 barrels of water were produced during the 8 hour test.
Based on the positive test rates from SGZ 6X, the Company will begin preparing a development plan for the discovery. In addition, the Company is integrating the SGZ 6X well results into the existing database and mapping to evaluate additional exploration/appraisal drilling in the area and to accelerate potential early development options.

With the completion of SGZ 6X well, the Company has met the financial commitments for the current exploration phase of the concession. The South Ghazalat concession was extended to May 6, 2019 with the option to enter into the final 18 month exploration phase. Although encouraging, test rates are not necessarily indicative of long-term performance or ultimate recovery.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable

7.	Omitted Information
Not Applicable

8.	Executive Officers
For further information, please contact Randy Neely, President, by telephone at (403) 264-9888 or by facsimile (403) 770-8855.

9.	Date of Report
November 21, 2018

Oil and Gas Advisories

Mr. Brett Norris, M.Sc., P Geo, - Vice President Exploration for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this announcement. Mr. Norris obtained a Master’s of Science Degree in Geology from the University of Western Ontario. He is a Registered Professional Geoscientist in the province of Alberta and has over 30 years’ experience in oil and gas.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

The following abbreviations used in this press release have the meanings set forth below:

Bopd        barrels of oil per day
MMCFD     million cubic feet of natural gas per day